Filed by FTAC Emerald Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41168

Subject Company: FTAC Emerald Acquisition Corp.

SPACINSIDER PODCAST

November 5, 2024

Nick Clayton:

Hello and welcome to a special edition of the SPACInsider Podcast with Betsy Cohen and Max Smeal from the FinTech and FTAC SPACs, who just IPO’d their latest vehicle, Cohen Circle Acquisition Corp I.

SPACInsider Founder Kristi Marvin asks them how they’ve managed to craft such a successful string of deals and where the discipline in their process has paid the biggest dividends over time. They get into why now is a good time to get a new SPAC going and how the market has shifted for the sorts of companies they have traditionally targeted. What place do SPACs have in the market overall now that a reset is taking shape, and what shifts in SPAC terms will make the most difference for successful deals moving forward? Take a listen.

Kristi Marvin:

Okay. Well, today we have with us Betsy Cohen and Max Smeal from Cohen Circle, which just priced their IPO for Cohen Circle Acquisition Corp I. However, Betsy is already well-known in SPACs for having worked on these deals since 2015 when her team priced its first IPO with FinTech Acquisition Corp. That deal went on to combine with CardConnect, which was then subsequently bought by First Data for $15 a share. But that deal was followed up by FinTech Acquisition Corp II, III, and IV, as well as FTAC, FTAC Olympus.

But to give you just a sense of how consistently good the Cohen team is, for all five of its completed, de-SPACs, they currently show an average de-SPAC share price of $14.50. They also show a median of $15, which gives you a median return on their SPACs of about 50%.

More importantly, these deals span nearly a decade in timeframe. So the team has seen a wide variety of SPAC landscapes, including the nobody knows what a SPAC is era, the SPAC boom, and more recently, the SPAC bottom. Through it all, they’ve still managed to be extremely successful.

However, before we get to SPACs, I think it’s helpful to know a little bit about our sponsor’s background, and if you didn’t already know, Betsy Cohen was a well-known figure in the banking landscape before she even started working on SPACs. She actually founded Jefferson Bank at the ripe old age of 32 as one of the first female-founded banks in the U.S., but she also went on to found the Bancorp in 2000, where she was instrumental in creating banking as a service for FinTech startups, the most notable being PayPal. But in fact, from what I understand, PayPal would not have been able to process payments without you. But I could be getting that wrong, but maybe, Betsy, you can tell us a little bit about that.

But first, with all that being said, clearly you’ve been able to be forward-thinking and look around corners to see what’s next or where the opportunities are. So what was it back in 2014 that got you interested in SPACs?

Betsy Cohen:

Well, SPACs always are looking for areas in which there’s a capital deficiency, and so we kind of follow our noses in that regard and perhaps even a wider range of information and knowledge because we’ve been in a variety of areas of financial technology in terms of timing.

The Bancorp, as you mentioned, was the first to introduce the platform to non-bank FinTech companies, and over the 15 years that I was there, I got to grow up with some of these companies and understood that their need for capital could really no longer be appropriately fed by private sources, but that they would be much better off, and they had developed the maturity and the other characteristics that make a good public company to be in the public market. So looking for a vehicle which combined our sense of what was a good public company together with the wide range of opportunities that we had and already developed relationships, the SPAC became, I’m going to say, a natural place for us to go.

Kristi Marvin:

Right. Well, while we have you here, I’m sort of curious to know what was it like actually trying to do a SPAC back then? We’ve heard from other sponsors that it was challenging, but in a different way than it is right now in that nobody really understood what a SPAC was. Did you sort of find that as well?

Betsy Cohen:

Well, I would say that continues to exist until today. There is a wild amount of information out in the public, and people have absorbed information, but what exactly a SPAC is and what do they do and why do you do it is still a question that we get asked very frequently.

But looking back on our first SPAC, we would perhaps organize an hour’s conversation with the potential investor, and 45 minutes into it, we were still describing what is a SPAC. So there was very little attention to the actual company. The fascination was what’s this new... Although it isn’t new and it wasn’t new even at the time, what does this new vehicle look like and why?

But if you go back through the history of the development of the SPAC, which begun in the mid ’90s to respond to capital shortages among industrial companies, some of us are old enough to remember that there was a depression in the United States, or at least a recession in the early ’90s, and so many, many companies were unable to access the capital that they needed, and SPACs were developed as a response to that. They then went on and fed the very early tech market. But even more importantly, as real estate began to bottom, they began to feed the capital needs of the real estate industry. So it’s really follow your nose and look for areas in which there are capital shortages.

Kristi Marvin:

Right, right. Well, listen, there’s been no shortage of challenges in the past couple of years. But before we even get to that, I would say from a sponsor’s perspective, looking back at 2020 and 2021 when most people thought the SPAC market was booming, I would imagine as a sponsor and someone who’s been around the SPAC market for a while, there were probably some challenges around that as well that might not necessarily be obvious to people. For one, probably competition with that many SPACs out searching, but maybe you can kind of talk a little bit about that.

Betsy Cohen:

Of course, Kristi. I think that this was the period in which that I characterized as everybody’s brother-in-law could do a SPAC. And maybe putting too much emphasis on the brother-in-law, but in fact, everybody thought it was an easy thing to do, that you simply created an entity, went out to the market, found the company, and bingo, you were rich. I think that there are many people who filed SPACs who recognize today, in retrospect, that that wasn’t the case, but the momentum was on the side of going into the market on a single issue basis and developing the opportunity to take a company public.

Lots of those people failed. They either failed because they couldn’t get the appropriate company and couldn’t get the appropriate terms within the regulated period of time, or the announced period of time or they failed because the company choice was not geared to what the post-issue market would be. And so the companies that they chose were not those companies that survived and thrived.

I have to say that we have exercised enormous discipline where we can find good companies, we go forward with a transaction. Where we can, we’re very, very committed to tell the company, “You’re not public-ready. You may have a good business, you may have a great idea, you may have been off to a good start, and you may be smart guys and gals, but in fact, you’re not public-ready. You don’t have the underpinnings.”

And a lot of the success, and on the other side, a lot of the failure came from those companies or what is attributed to those companies that could not estimate what their earnings might be and where their reports to the market were way off their projections. So we avoided that to a very great extent. I’m not saying that there were no misses on projections, but certainly within the range of probability and no more so than a company that went public in a so-called regular way, but the choice of companies, the understanding which we gained over a very long period of time of what makes FinTech companies successful and what are the markers of potential failure served us very well.

Kristi Marvin:

Right, right. So I mean, for both you and Max and the team and some of the teams from earlier years, I mean, do you have a certain template for criteria, like a certain amount of revenue? Or when you look at a SPAC to evaluate it, are there easy things for you to sort of cross off?

Betsy Cohen:

Yes. We look at the experience, the quality, and the depth of knowledge of management, and we really had, in a way, a sort of Petri dish during COVID because there were many, many companies that had to shift their product strategy or their areas of emphasis or some other thing. And to be able to look at a whole range of founders or executives who did this well and those who did not do it well was a tremendous opportunity for us.

We look at the expectations of the investors in the public market. So are those investors looking for continuing revenue and hopefully income? We think that by and large they are, and that the ongoing nature of recurring income is a critical aspect of what makes a company trade well within the public markets. It’s that element of predictability, which is focused on by not only the companies themselves, but also by analysts and other people who will begin to either believe that the company is going to grow in a certain way or not. So those are two of the elements.

We also look for product differentiation because these are by and large not large companies, and so they need to have an element of specialness about them in order to attract the more retail part of the public market.

Kristi Marvin:

Well, it’s interesting hearing you talk about that, especially about what do investors want, because I remember talking to another sponsor team that typically bought companies on multiples of EBITDA, not revenue, and all of a sudden found themselves in this weird environment in 2021 where they would maybe test the waters on a transaction with someone who’s participating in the pipe, and they would look at it saying, “Well, this is only going to generate a 30% return.” And they were like, “What? What do you mean only 30%?”

Betsy Cohen:

Right, right, right. Well, expectations were high.

Kristi Marvin:

Yeah. Yeah. Well, actually, I’d be remiss if I didn’t ask you this question too, because it was an article I just recently saw, but it had to do with Wells Fargo pulling out of the payment space for a lot of these FinTech companies, and apparently, I didn’t realize this was that much of an issue for companies, but apparently it’s a big issue, and this is going back to sort of that banking as a service, like a rent a bank for some of these FinTechs.

But, I mean, how do you feel about that? Do you think that’s maybe some white space there for some other enterprising bank or potentially an acquisition in the future for you? I don’t know. It just seemed like it was an interesting problem right now, and usually where there’s a problem, someone’s going to solve it.

Betsy Cohen:

Yeah. No, absolutely. I would go back in our own experience to when we began Bancorp, and really, our first significant client was PayPal. And PayPal was being bought at that time by a company that was closely connected to Wells Fargo, and Wells Fargo said, “We want this piece of the business. Bancorp has to be out.”

Now, PayPal said to them, “Maybe in a year, but you really don’t know how to do this business, so we want to do side by side processing with Bancorp until such time as we think that you’re able or you force us to leave that relationship.”

Well, they never really left, but their volume grew and it was sufficient for both Wells Fargo and for Bancorp as well as for others, and others have entered the business. I have to be honest about this, or I have to be self-promotional, you can choose your term, and say that nobody’s really learned to do it as well as Bancorp. So we’ve retained not only the PayPal account, but we were able to see what happens in a company like Wells Fargo where the regulatory pressures become unbearable and the profitability from this line of business is not so critical to them that they need to continue in it. You’ll find that most of the banks that do banking as a service are smaller banks, which focused on this business as a primary business and not just as an add-on. But yes, I was surprised.

Kristi Marvin:

Yeah, yeah. Apparently JP Morgan’s really the only big bank left, I think, doing it. Although I heard Deutsche Bank is another possibility. Yeah.

Betsy Cohen:

Deutsche Bank wants to be in this business because it gives them a whole range of connections, not only for the business itself, but for the kind of M&A work that Deutsche Bank does on an ongoing basis and for investment banking across the board. So it’s not that the business itself is that important to Deutsche Bank, but the connections are very important.

Kristi Marvin:

Sure. Yeah, that makes sense. Well, let’s pivot now to Cohen Circle Acquisition Corp I. So, Max, how about you let us know why launch a SPAC now? Before you get there, though, I will tell you myself and some other people I spoke to, when we saw both the Cohen team and the Eagle team file the same day, it was a little bit of a relief. It was like, okay, the old guard is back. But I did want to ask you why now? What sort of opportunities are you seeing that you feel like now is the right time to be launching a new SPAC?

Max Smeal:

You know, Kristi, nothing has changed from our views of the SPAC product as a whole. We’ve always had a strong conviction and belief surrounding the SPAC product, and we never thought that it was going to go away. We are seeing now a rebound in SPAC IPOs, and we believe as a strong SPAC sponsor, we have an opportunity to get back in the game.

Our one remaining SPAC, FTAC Emerald, having recently announced a deal, we needed a new SPAC out there to ultimately begin conversations to identify another strong candidate to take to the public markets. We believe that going back to our roots with a traditional FinTech-focused SPAC and a 24-month life will give us enough runway to have an opportunity to find and identify a strong company to take to the public markets.

From a macro standpoint, as we think about loosening of the IPO market in 2025, there’s going to be a really good opportunity for SPACs, especially one from a historically high-performing sponsor to identify a strong company and ultimately beat others to the public markets due to the expedited timing and flexibility that the SPAC vehicle offers versus that of a traditional IPO.

Kristi Marvin:

Right, right. And just to follow up on that, I would imagine part of it has to do with the SPAC market in general has finally whittled itself down, right? We’ve removed a lot of those older 2021 SPACs. So it feels a little bit more like there’s more white space for SPACs as an environment to be searching in.

But also, you did mention that there is this expectation that 2025 will present a lot more opportunities, but maybe you can talk about why that is. I would imagine it has something to do with a lot of companies remaining private for the past two years, and there’s a lot of pent-up demand, but maybe you can talk to that.

Max Smeal:

I think the pent-up demand as well as the reset in valuations and expectations from the prior two years is leading us to a very good point for the path to public in 2025. Now that valuations have, for the most part, leveled out with arguably what they should be versus the high valuations from the 2021 environment, there’s a lot more opportunity to get more mature companies that have, whether it be the near-term path to EBITDA or very built out strong accounting and finance departments, this lull in IPOs is ultimately going to benefit the private companies, and identifying the ones that have benefited the most is going to really help the success of the SPAC moving forward.

Kristi Marvin:

Yeah. And I guess it really points to how crazy valuations were in 2020 and 2021 that it took us this long to have valuations come back to something reasonable.

Max Smeal:

Well, it’s the growth at all costs versus being heavily focused on operational efficiency and that sort of thing that has certainly changed over the past two years.

Betsy Cohen:

I would just like to add to what Max has said so well, and that’s we weren’t sitting around twiddling our thumbs. We were deeply involved in second stage of venture capital investments, and so we, again, had what I call a Petri dish, we had an opportunity to see what the market was and how companies were in fact developing. And would there be enough companies in the marketplace that met the criteria that we set forward for public-ready, as Max said, in 2025 and ’26.

Kristi Marvin:

Right, right. Well, listen, the past couple years have been pretty brutal for everybody, but also in particular for FinTech, but you see that sort of rebounding now a little bit?

Betsy Cohen:

On a company by company basis, I think there are pockets of rebounding and pockets in which the inevitable is just the inevitable.

Kristi Marvin:

True. Right, right. Well, let me ask you this then. For a company that maybe is considering going public, why a SPAC, you think, rather than a traditional IPO? I mean, I have my thoughts on it, but would be curious to hear yours

Max Smeal:

You know, Kristi, I think the SPAC vehicle continues and will continue to be a very flexible structure that’s tailored to the seller’s capital needs. There’s still opportunity to reach public markets faster with a greater certainty on price. Those are the two big items for why a SPAC. But then when you pair the vehicle with an experienced successful sponsor, the company is able to not just receive the capital, but also receive strategic advice, opportunities, and additional credibility. And that’s why I continue to believe and we continue to believe that a SPAC with the right sponsor is and will remain a very viable method of reaching the public markets.

Betsy Cohen:

I would just like to magnify one element that Max touched on, and that’s the flexibility. The companies that are best suited, these are not the only companies that are well suited, but many of the companies are looking for some capital restructuring. They started out on a friends and family round. They built from there, they built product, they built scale. But as they did that and as they raised money, it might not have been, because it was opportunistic, it might not have been the pattern that they’d like to live with for the rest of their lives.

So this is an opportunity to infuse a substantial amount of capital, reconfigure to some extent the capital profile of the company, and come out the other end supported by people in the field who understand the quality of what we’re doing as well as the quantity.

Kristi Marvin:

Right, right. And it’s always extremely value add probably to have an experienced sponsor such as yourself on the board helping sort of guide that, because, listen, going from private to public is no easy feat.

But there’s probably a larger question of the private markets, and private debt in particular has been in the headlines a lot lately. Do you think companies are waiting too long to go public just in general, whichever route they take? Do you think they’d be better served to going public a little bit earlier?

Betsy Cohen:

I don’t think you can talk about all companies. You really have to talk about them one by one because they’re like our children. Each one is different and you wonder where they came from. But the element of too late, too early is just such a hard thing to call.

Kristi Marvin:

Right. Yeah. Good point. I did want to talk about crypto too in particular because FTAC Emerald is combining with Fold. They’re still in the announce stage. They’re working their way toward a vote. And I know you probably can’t talk about that deal specifically, but would love to get your thoughts on digital currencies in the future. There’s a whole host of topics we can talk about there, but adoption of digital wallets and blockchain technology in particular as far as it relates to the financial system. I mean, do you think there’s real opportunity there?

Betsy Cohen:

I think you really have to separate out blockchain from crypto. I think that in the case of... Fold is a good example of a company that is doing a very basic business in which an element of investment in Bitcoin is an added and differentiating product set. It comes from the founders whose knowledge of Bitcoin is a ten year history and very, very deep, and they were able to identify consumer demand, and therefore enhance what otherwise is a lookalike product. So can crypto be used in that way? I think so if it’s used effectively. Would we be interested in crypto mining or something that’s pure crypto without that underlying business? I think not because it’s not our thing.

Kristi Marvin:

Right, right. Well, I mean, it sounds like depending on the circumstance, you are bullish on crypto in the future.

Betsy Cohen:

I believe it’s not going away.

Kristi Marvin:

Right, right. There’s a lot of talk recently about central bank digital currencies or CBDC. I don’t know. I think we’re at such an early stage still, it’s hard to say which way it goes, but I agree with you. There has to be some sort of underlying technology there.

Let’s kind of go back to the IPO market in general. There has been a lack of not just SPACs, but also traditional IPOs. Do you think that’s more of a function of macroeconomic climate or regulation? What do you think is at the heart of that? Because there’s just been a lot of talk about how there’s just so few companies going public. Maybe that changes in 2025, maybe it’s temporary, but would love your thoughts on that.

Betsy Cohen:

I think that investors had a period and continue to some extent to be in the period of being very risk-adverse. There’s so much going on in the world which is unsettling, that if they can find a treasury bill that’s not too far off the mark in terms of return from something else, that’s the way that they really want to go. Are they becoming less risk-adverse? I kind of think they’re becoming more selective.

The consumer adoption curve and the retail entry into the public markets is kind of like that, is much slower than the response of the issuers. So where the two will cross is very hard to be predicted. But I think that people stayed away from initial public offerings because the market is subject to such significant changes with immediate communication through technology, through the depth of the problems that face the world that they figured, “I can sit this one out.”

Kristi Marvin:

Yeah. How about you, Max?

Max Smeal:

I think it also ultimately goes back to traditional IPOs have that lack of flexibility on pricing. And when we’ve seen valuations that were very high in 2021 decrease over the last two years, I think a lot of investors have shifted their focus to profitability and cashflow rather than grow at all cost method, which does lower deal volumes, and it’s made it hard for companies to scale.

And once in the public markets, it’s very important to show that scale, that continued development, and meeting your numbers. And with the higher interest rates straining the company’s operations and limiting their expansion opportunities, it’s been difficult from an IPO sense. And now with the interest rates decreasing as well as the length of time since the last IPO boom, it certainly would appear that we should be due for the IPO markets to open up in 2025, perhaps in 2026, but certainly would think in the near term the floodgates could open.

Kristi Marvin:

Right, right. Some sort of a bullwhip effect. Well, looking at your own SPACs, why do you think your SPACs have been so successful? Does it come down to the strength of your team, you think?

Betsy Cohen:

Oh, we would say absolutely. But it’s always a little bit of luck too. But I think that we really have been very disciplined and we have looked for... And this is an industry we know. We’re not doing, I always say, ladies’ underwear. We’re doing exactly what we know and what we have a huge backlog of experience in. So we not only can evaluate a company in terms of whatever the product or service is that it’s offering, but where they fit in the industry because we’ve been in every part of the industry. We’ve operated companies, we’ve taken them public, we’ve taken them private. I mean, we’ve done the whole nine yards.

And so that element of depth of knowledge really integrates with the kind of discipline that some people say that I’m very fussy, I’ll take it, but I really want to have a company that I think has recognizable prospects.

Kristi Marvin:

Right, right. Well, listen, I’m shocked that in 2021 we did not have a ladies’ underwear SPAC because we had everything else. But I did want to also talk about for this current SPAC that you did, you used the anchor investor model for the IPO. Do you think that’s going to be a short-term or long-term trend, or do you think it’s just a function of where the market is right now?

Max Smeal:

I think it’s really related to where the market is right now. I believe the SPAC market and the SPAC IPO market in particular needed to regain some credibility, and the anchor model was a really good way for historically successful and responsible sponsors to get back in the game. Whether or not this anchor investor model continues is ultimately going to be determined on whether or not these SPACs that have followed this model are successful in the eyes of the anchor investors. But it was a very unique financing structure that provided that window to start the SPAC market with experienced sponsors.

Kristi Marvin:

Yeah. Well, the good news is this wasn’t the only time period that anchor investor structures were used. And we went back and looked at 2021, the last time they were used, and the anchor investor deals significantly outperformed the ones that didn’t use the structure. That may be because it was self-selecting for better quality teams, they were the ones only sort of eligible to be able to include those, but they did outperform. So that’s good.

You kind of talked about target companies there a little bit. What is the current posture of target companies towards SPACs? I mean, obviously SPAC reputation, for a variety of reasons, took a bit of a hit the past couple years, and I imagine talking to target companies about going public via the SPAC route must be challenging. But are they coming around to that now? Is it sponsor-specific?

Betsy Cohen:

I think it’s very sponsor-specific, and different sponsors offer different elements of expertise. Certainly, we could not have done the Lionsgate transaction because although we like to go to the movies, we really don’t know anything about it. So I think it’s very industry, and within the industry very quality focused. And to look back, you were saying that our average or mean, I can’t remember, is just a bit under 15?

Kristi Marvin:

Yeah, 14.52, and your median was $15, which is incredible.

Betsy Cohen:

Yeah. So someone might say, “I might have confidence in that sponsor.” So I think they have an opportunity now to look back over a fairly extended period of time. If we started in 2015 by the... It was an eight-year or seven-year run. And so that’s not an insubstantial time for a track record to develop through a variety of financial circumstances.

Kristi Marvin:

So looking back at, let’s call it 2022 and 2023, and probably even early 2024, the SPAC market was quite different from earlier years, let’s call it. And it was a little bit frustrating from what I understand for a lot of sponsors that had participated in the SPAC program prior to those years.

Max, what do you think is the biggest issue around those 2022 and 2023, something that frustrated you?

Max Smeal:

I think one of the biggest frustrations from ’22 through even early 2024 was directly related to how disciplined we remained through that period.

Over those 18 months or so, we developed some incredibly strong relationships with some very strong companies and management teams, and not getting over the finish line and being able to collectively celebrate the significant accomplishment was very frustrating.

Looking back, we are very happy with the decisions that we’ve made over the last two and a half years, but at the same time, it would’ve been nice to be able to identify and get one of the companies through to the ultimate finish line.

Betsy Cohen:

I would just add to that, Kristi, that it wasn’t necessarily... I mean, the other side of the everybody’s brother-in-law has a SPAC issue. This was every director of every company that we thought might have been a good prospect for the public markets did not want to get caught voting for a SPAC vehicle. So there’s a lot of people are certainly a lot like sheep, but it’s also a perceived risk, and I think Max was touching on that. It’s perceived risk, and I don’t want to be the one who stands out and says, “The risk is worth taking.”

So there’s a period of time during which that... It’s almost like a grieving process where that needs to be played out. And then in a more rational way, directors who are required to authorize the pursuance of a SPAC transaction can say, “That may have been true about sponsors Q through Z, but it’s not true of sponsors A through F.”

Kristi Marvin:

Right, right. Well, listen, reputational risk, whether it’s perceived somehow as a way of becoming reality. So I kind of get it, but at the same time, it must have been incredibly frustrating. But-

Betsy Cohen:

It was.

Kristi Marvin:

Yeah. But, listen, there were a lot of issues during those years too. Interest rates, the Fed hiking rates, inflation, and so it felt a little bit like the perfect storm. But part of the problem too was also that we just still had so many SPACs. And so let’s call it 2022, when you still had some searching SPACs out there, I mean, were you still running into a lot of teams approaching the same target companies? Was it still very competitive?

Betsy Cohen:

I think that it probably was competitive for a certain group of SPACs. We really tried to stay out of that competition because it’s not worth the time. So maybe we were in a strong position where we were able to say, “Let’s just wait and see what happens.”

Kristi Marvin:

Right, right. Well, it must’ve been very disappointing for some of the companies too to get through all of that work and then have to pass on going public. It must’ve been really difficult.

Betsy Cohen:

I think that all of these decisions are difficult. It was difficult for the CEO who recognized that he or she could not execute a going public transaction in any other way other than a SPAC, to have the board say, “You can do it in any way other than a SPAC.” So that was a difficulty. There were certainly regulatory headwinds, which were scary. Not for us, but certainly for the company. So all of those combined in terms of freezing the market. And so what we’re seeing now is a thaw. It’s not going to melt all at once, but it will melt little by little.

Kristi Marvin:

Yeah, it’s interesting. Now what I’m seeing, actually, in the press is some of the companies that were intended to go public with a SPAC, and the one I’m thinking of off the top of my head is one of the Ares SPACs, they were supposed to combine with a company called X-energy, which has been all over the press recently because they just signed a whopper of a deal with Amazon for some of their nuclear reactors.

Betsy Cohen:

Right. Right.

Kristi Marvin:

So bad timing too, right?

Betsy Cohen:

Everybody’s entitled to make a mistake.

Kristi Marvin:

Yeah, yeah, yeah. But it’s interesting to think, wow, if they did bring them public, should’ve, could’ve, would’ve.

But anyway. Betsy, looking back at your career, what do you hope your legacy will be in the SPAC world and maybe the broader financial industry?

Betsy Cohen:

I hope they remember me. That’s a starting point. I think in the SPAC world, I’ve been given a number of titles. Queen of SPAC seems to be pretty good, like Queen Victoria, so I wouldn’t mind that. But seriously, I would be very pleased if people remembered me as an innovator and someone who did quality work.

Kristi Marvin:

For sure. For sure. You’ve certainly demonstrated that already.

I think we’ve probably covered everything right now, but I just wanted to thank you both for participating. I think this was a really interesting conversation and would love to have you back again at some point.

Betsy Cohen:

Well, we’re here when you call, and we’d be delighted, I think, to come back.

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Important Information About the Proposed Business Combination and Where to Find It

This document relates to a proposed transaction between Fold and FTAC Emerald. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The parties have filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of FTAC Emerald, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FTAC Emerald stockholders. FTAC Emerald also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FTAC Emerald are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FTAC Emerald through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: FTAC Emerald Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, or by emailing info@cohencircle.com.

Participants in the Solicitation

Fold and FTAC Emerald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FTAC Emerald’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FTAC Emerald and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

The information in this document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Fold and FTAC Emerald. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding Fold’s business, net proceeds from the proposed transaction, potential benefits of the proposed transaction and the potential success of Fold’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of FTAC Emerald and Fold’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FTAC Emerald and Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by FTAC Emerald ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FTAC Emerald; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of FTAC Emerald and the receipt of certain governmental and regulatory approvals; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Fold’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against FTAC Emerald or Fold related to the business combination agreement or the proposed transaction; (vii) the ability to maintain the listing of FTAC Emerald’s securities on the NASDAQ; (viii) the ability to address the market opportunity for Fold’s products and services; (ix) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (x) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xii) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; and (xiii) those factors discussed in FTAC Emerald’s filings with the SEC under the headings “Risk Factors,” and other documents of FTAC Emerald filed, or to be filed, with the SEC. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FTAC Emerald nor Fold presently know or that FTAC Emerald and Fold currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FTAC Emerald’s and Fold’s expectations, plans or forecasts of future events and views as of the date of this document. While FTAC Emerald and Fold may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FTAC Emerald’s and Fold’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.